Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Acquisition Corp. IV

Subject Company: Hennessy Capital Acquisition Corp. IV

SEC File No.: 001-38824

On October 20, 2020, Canoo Holdings Ltd. issued the following press release.

ELECTRIC VEHICLE COMPANY CANOO ANNOUNCES APPOINTMENT OF TONY AQUILA AS EXECUTIVE CHAIRMAN

Appointment adds significant public company leadership with a track record of value creation for shareholders and positions the Company to accelerate B2B Product Offerings

On track to close the previously announced merger with Hennessy Capital Acquisition Corp. IV ("HCAC") (Nasdaq: HCAC) in the fourth quarter of 2020

LOS ANGELES, CA (October 20, 2020) – Canoo Holdings Ltd. (“Canoo”), a company developing breakthrough electric vehicles (EV) with a proprietary and highly versatile skateboard platform, announced today the appointment of Tony Aquila as Executive Chairman as it prepares for the closing of the announced merger with Hennessy Capital Acquisition Corp. IV ("HCAC") (Nasdaq: HCAC), a special purpose acquisition company (SPAC).

Mr. Aquila is the Founder, and former Chairman and CEO of Solera Holdings, Inc., a global technology company that develops next-generation solutions which manage and protect both businesses and consumers within the automotive, mobility, financial and cybersecurity industries in over 90 countries. Solera completed an initial public offering in 2007 at $16 per share and was sold in 2016 for approximately $56 per share. Mr. Aquila is also a serial entrepreneur and philanthropist, and the recipient of the prestigious National EY Entrepreneur of The Year™ 2013 Technology Award.

Tony Aquila, Executive Chairman, said, “I am pleased to join the Canoo team as Executive Chairman at this pivotal point in the company’s development. By leveraging my public markets experience, access to a global network of board members and executives and a track record of building world class teams, collectively I believe we can capitalize on the large addressable market Canoo is well-positioned to serve. I couldn’t be more excited about the future of the Company and am fully aligned with our shareholders as one of Canoo’s largest investors.”

Aquila added, “I see a rapidly developing opportunity for the company’s core skateboard technology based on the many applications it can serve. In the business-to-business market, it is becoming more apparent that our delivery vehicle can address a broad segment of the market. There is clear productivity, financial and ESG benefits for commercial vehicle users to turn their internal combustion engine fleets into EV. My goal is to leverage my experience in commercializing and selling technology so we can accelerate our B2B go-to-market strategy to capitalize on these opportunities.”

Ulrich Kranz, Chief Executive Officer of Canoo, said, “As we prepare to become a public company, it is critical that we concurrently build out our leadership team to prepare for commercialization. Tony brings a wealth of public markets experience, deep automotive, aftermarket and OEM knowledge, and a history of leading technology companies to commercialization while driving long-term value for shareholders. We believe his leadership and guidance combined with our existing world-class engineering capabilities will help us execute against the commercial opportunities in the market.”

Daniel J. Hennessy, the Chairman & CEO of Hennessy Capital LLC, said, "Tony is a highly successful entrepreneur who has created billions of dollars of shareholder value leading a public company. We are pleased to have him join Canoo as Executive Chairman as we build out the team and board to execute the significant market opportunity in EV. We have always felt strongly about the opportunity for Canoo’s skateboard technology, including applications in the commercial vehicle delivery market. We look forward to completing the transaction in the fourth quarter of 2020.”

About Canoo

Canoo is a Los Angeles-based company that has developed breakthrough electric vehicles, reinventing the automotive landscape with bold innovations in design, pioneering technologies, and a unique business model that defies traditional ownership to put customers first. Distinguished by its experienced team – numbering nearly 300 employees from leading technology and automotive companies – Canoo has designed a modular skateboard platform purpose-built to deliver maximum vehicle interior space and adaptable to support a wide range of vehicle applications for consumers and businesses.

For more information, please visit www.canoo.com.

For Canoo press materials, including photos, please visit press.canoo.com.

For investors, please visit investors.canoo.com.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, ability to accelerate Canoo’s go-to-market strategy and capitalize on commercial opportunities, potential benefits of the transaction and the potential success of Canoo’s go-to-market strategy, and expectations related to the terms and timing of completing the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Canoo’s and HCAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Canoo and HCAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of HCAC or Canoo is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Canoo; risks related to the rollout of Canoo’s business and the timing of expected business milestones and commercial launch; risks related to future market adoption of Canoo’s offerings; risks related to Canoo’s go-to-market strategy and subscription business model; the effects of competition on Canoo’s future business; the amount of redemption requests made by HCAC’s public stockholders; the ability of HCAC or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in HCAC’s final prospectus filed on March 4, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, the registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) filed on September 18, 2020, and the preliminary proxy statement / prospectus contained therein, in each case, under the heading “Risk Factors,” and other documents of HCAC filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HCAC nor Canoo presently know or that HCAC and Canoo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HCAC’s and Canoo’s expectations, plans or forecasts of future events and views as of the date of this press release. HCAC and Canoo anticipate that subsequent events and developments will cause HCAC’s and Canoo’s assessments to change. However, while HCAC and Canoo may elect to update these forward-looking statements at some point in the future, HCAC and Canoo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HCAC’s and Canoo’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

In connection with the proposed business combination, HCAC filed the Registration Statement on September 18, 2020 with the SEC. Additionally, HCAC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of HCAC are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

HCAC and its directors and officers may be deemed participants in the solicitation of proxies of HCAC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of HCAC’s executive officers and directors in the solicitation by reading HCAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of HCAC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Registration Statement relating to the business combination.

Contacts

For Canoo / Media Relations

Stacy Morris

press@canoo.com

Investor Relations

Mike Callahan / Tom Cook

CanooIR@icrinc.com

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